SO 8/31/04

AA 8-31-2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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04013082

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14299

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2003 (MM/DD/YY) AND ENDING JUNE 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
WILSON-DAVIS & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 WEST MARKET STREET, SUITE 300
(No. and Street)

SALT LAKE CITY (City) UTAH (State) 84101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LYLE W. DAVIS (801) 532-1313
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SORENSEN, VANCE & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

3115 E. LION LANE, SUITE 220 (Address) SALT LAKE CITY (City) UTAH (State) 84121 (Zip Code)

PROCESSED
SEP 03 2004
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

WILSON-DAVIS & COMPANY, INC.

FORM X-17A-5

WITH

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

YEAR ENDED JUNE 30, 2004

WILSON-DAVIS & COMPANY, INC.

TABLE OF CONTENTS

Sorensen, Vance & Company, P.C.

Certified Public Accountants

A Professional Corporation

3115 East Lion Lane, Suite 220
Salt Lake City, Utah 84121
Telephone (801) 733-5055
Fax (801) 733-6783

Member of Public Company
Accounting Oversight Board

Officer/Shareholders:
Don L. Sorensen
Gary L. Vance
Jeffrey B. Gyllenskog

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
Wilson-Davis & Company, Inc.

We have audited the accompanying statement of financial condition of **Wilson-Davis & Company, Inc.** (a Utah Corporation), as of June 30, 2004, and the related statements of operations, cash flows, changes in stockholders' equity and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Wilson-Davis & Company, Inc.** as of June 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 14 through 18 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sorensen, Vance & Company, P.C.

August 25, 2004

WILSON-DAVIS & COMPANY, INC.
OATH OR AFFIRMATION TO FINANCIAL STATEMENTS
JUNE 30, 2004

I, Lyle W. Davis, Secretary/Treasurer of Wilson-Davis & Company, Inc., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supplementary schedules pertaining to Wilson-Davis & Company, Inc., as of June 30, 2004, are true and correct. I further swear (or affirm) that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Lyle W. Davis
Secretary/Treasurer and Chief Financial Officer

Subscribed and sworn to before me
this 26 day of Aug, 2004.

Notary Public
Residing in Salt Lake City

My commission expires 8-14-07

NOTARY PUBLIC - STATE OF UTAH
CORA POWELL
39 W Market St. 3rd Floor
Salt Lake City, UT 84101
My Comm. Exp. 08/14/2007

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2004

ASSETS

Current assets:	
Cash and cash equivalents	$ 737,111
Cash segregated in accordance with Federal regulations	201,000
Trading securities, at market value	1,156,562
Receivables from broker dealers and clearing organization	980,497
Receivables from customers, net of allowance for doubtful accounts of $17,907	699,867
Receivables from officers and directors	44,337
Advances and prepaid expenses	88,176
Deferred income tax asset	7,000
Total current assets	3,914,550
Cash deposits with clearing organization and other broker dealers	748,963
Furniture and equipment, at cost, less accumulated depreciation of $172,075	14,372
Deferred income tax asset	110,100
Idle property	9,281
Other assets	5,698
Total assets	$ 4,802,964

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:	
Payables to customers	$ 1,753,184
Payables to officers and directors	5,346
Payables to broker dealers	19,657
Securities sold not yet purchased, at market value	233,652
Accounts payable and accrued expenses	107,196
Commissions, payroll and payroll taxes payable	143,856
Income taxes payable	6,390
Trading deposits	215,745
Total current liabilities	2,485,026
Subordinated borrowings (includes $600,000 from officers and directors)	730,000
Stockholders' equity:	
Common stock, $.10 par value, 1,000,000 shares authorized, 350,000 shares issued and outstanding	35,000
Additional paid-in capital	9,837
Retained earnings	1,543,101
Total stockholders' equity	1,587,938
Total liabilities and stockholders' equity	$ 4,802,964

The accompanying notes are an integral part of the financial statements.

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2004

Revenues:	
Commissions	$ 3,144,556
Net gains on firm trading accounts	2,261,943
Interest	4,552
Other	12,722
Total revenues	5,423,773
Expenses:	
Compensation, payroll taxes and benefits	3,002,818
Communications	814,101
Regulatory, professional fees and related expenses	418,686
Data processing	301,773
Clearing costs and transfer fees	235,218
Occupancy and equipment	159,061
Interest	38,523
Promotional	20,556
Bad debts	3,965
Other	6,818
Total expenses	5,001,519
Income before income taxes	422,254
Income tax provision	(157,790)
Net income	$ 264,464

The accompanying notes are an integral part of the financial statements.

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2004

Cash Flows from Operating Activities:		
Net income		$ 264,464
Noncash revenue and expense adjustments:		
Depreciation and amortization expense	$ 18,090	
Change in deferred income taxes	150,600	
Change in asset and liability accounts:		
Net decrease in cash segregated in accordance with Federal regulations	100,000	
Net (increase) in marketable securities	(267,434)	
Net decrease in receivables from broker dealers and clearing organization	562,346	
Net (increase) in receivables from customers	(68,759)	
Net (increase) in receivables from officers and directors	(41,142)	
Net (increase) in advances and prepaid expenses	(29,204)	
Net decrease in refundable income taxes	890	
Net decrease in other assets	3,300	
Net (increase) in cash deposits with clearing organization and other broker dealers	(360,538)	
Net (decrease) in payables to customers	(818,119)	
Net (decrease) in payables to broker dealers	(15,014)	
Net (decrease) in payables to officers and directors	(172,480)	
Net increase in securities sold but not yet purchased	75,578	
Net (decrease) in trading deposits	(20,025)	
Net (decrease) in commissions, payroll and payroll taxes payable	(9,153)	
Net increase in accounts payable and accrued expenses	9,174	
Net increase in income taxes payable	6,390	(875,500)
Net cash (used in) operating activities		(611,036)
Cash Flows from Investing Activities:		
Purchase of furniture and equipment	(3,817)	
Net cash (used in) investing activities		(3,817)
Cash Flows from Financing Activities:		
Net cash (used in) financing activities		--
Net increase in cash and cash equivalents		(614,853)
Cash and cash equivalents at beginning of year		1,351,964
Cash and cash equivalents at end of year		$ 737,111

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid for:	
Interest	$ 39,486
Income taxes	$ 910

The accompanying notes are an integral part of the financial statements.

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances - July 1, 2003	$ 35,000	$ 9,837	$ 1,278,637	$ 1,323,474
Increased by:				
Net income	--	--	264,464	264,464
Balances - June 30, 2004	$ 35,000	$ 9,837	$ 1,543,101	$ 1,587,938

The accompanying notes are an integral part
of the financial statements.

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED JUNE 30, 2004

Subordinated Borrowings; July 1, 2003	$ 730,000
Issuance of new loans	--
Principal payments on loans	--
Subordinated Borrowings; June 30, 2004	$ 730,000

The accompanying notes are an integral part of the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Nature of Business

The Company is a securities broker and dealer, dealing principally in over-the-counter securities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

Revenue is derived principally from trading in securities for its own account and for the accounts of customers for which a commission is received. In addition, the Company provides a trading service for other broker dealers that matches buyers and sellers of specific securities and clears securities transactions for another correspondent firm.

The Company has operations in Utah, California, Colorado, New York and Oregon. Transactions for customers are principally in the states where the Company operates, however, some customers are located in other states in which the Company is registered. Principal trading activities are conducted with other broker dealers throughout the United States.

b. Securities Transactions

Securities transactions and the related commission revenue are recorded in the accounts on a trade date basis, which is the day the transaction is executed.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded at net. (See amount due from clearing organization at note 4.)

c. Cash and Cash Equivalents

The Company utilizes a sweep account at its principal bank whereby available funds are invested overnight. Cash equivalents consist of highly liquid investments with an original maturity date of three months or less.

d. Trading Securities

Securities held in the Company's trading account and trading securities sold not yet purchased, consist primarily of over-the-counter securities and are valued based upon quoted market prices. The value of securities that are not readily marketable are estimated by management based upon quoted prices, the number of market makers, trading volume and number of shares held. Unrealized gains and losses are reflected in income in the financial statements.

e. Furniture, Equipment and Depreciation

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation on furniture and equipment is provided using accelerated and straight-line methods over expected useful lives of five to seven years. The Company uses accelerated depreciation methods and Internal Revenue Code section 179 expense to the extent possible for tax purposes.

f. **Income Taxes**

The Company utilizes the asset and liability method to account for income taxes. The objective of this method is to establish deferred tax assets and liabilities for the temporary differences between net income for financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized.

Income tax expense or benefit is provided based upon the financial statement earnings of the Company. The allowance for doubtful accounts is deductible for financial statement purposes, but not for tax purposes. Depreciation expense is recognized in different periods for tax and financial accounting purposes due to the use of accelerated depreciation methods for income tax purposes. Certain amounts due to officers are recognized in different periods for tax and financial accounting purposes due to tax regulations which require certain accrued amounts to shareholders be recognized when paid. Net operating losses that can not be carried back can be carried forward to future periods. The tax effects of such differences are reported as deferred income taxes in the financial statements.

g. **Management Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions regarding trading securities, depreciation and other matters that affect certain reported amounts and disclosures in the financial statements. Accordingly, actual results could differ from those estimates.

2. CASH SEGREGATED IN ACCORDANCE WITH FEDERAL REGULATIONS

The Company is required by rule 15c3-3 of the Securities and Exchange Commission to maintain a cash reserve with respect to customers' transactions and credit balances, on a settlement date basis. Such a reserve is computed weekly using a formula provided by the rule and the reserve account must be separate from all other bank accounts of the Company. The required reserve as of June 30, 2004 was calculated to be $66,121. The Company had $201,000 cash on deposit in the reserve account, which was $134,879 more than the amount required.

3. CUSTOMER RECEIVABLES AND PAYABLES

Accounts receivable from and payable to customers include primarily cash accounts. Securities owned by customers are held as collateral for any unpaid amounts. Such collateral is not reflected in the financial statements. Included in customer accounts are a small number of margin accounts with receivable balances of $52,123. The Company provides an allowance for doubtful accounts, as needed, for accounts in which collection is uncertain. Accounts that are deemed uncollectible are written off to bad debt expense.

4. RECEIVABLES AND PAYABLES WITH BROKER DEALERS AND CLEARING ORGANIZATION

At June 30, 2004, amounts receivable and payable with broker dealers and the clearing organization include:

	Receivables	Payables
Due from other broker dealers	$ 596,514	$ --
Due from clearing organization, net	244,101	--
Fails to deliver and receive	139,882	19,657
Totals	$ 980,497	$ 19,657

5. INCOME TAXES

Income taxes are provided at statutory rates for the tax effects of transactions reported in the financial statements and consist of taxes which are refundable or due currently and for deferred taxes which relate to timing differences for the expense recognition of the allowance for doubtful accounts, depreciation and net operating loss carryforwards.

Income tax expense computed at statutory rates consists of the following:

State franchise tax and minimum payments required	$ 7,190
Change in deferred taxes for current year timing differences	150,600
Income tax provision	$ 157,790

The actual tax expense differs from the "expected" tax expense computed by applying the U.S. corporate rate of 34 percent as follows:

Computed "expected" federal tax expense	$ 143,566
Computed "expected" state tax expense	21,113
Computed "expected" state tax deduction	(7,178)
Non-deductible expenses and permanent timing differences	453
Other	(164)
Income tax provision	$ 157,790

Using the applicable combined Federal and state tax rate of 39%, the deferred tax assets, net of liabilities are as follows:

Deferred tax assets:			
Federal net operating loss carryforwards	$ 257,077	34%	$ 87,406
State net operating loss carryforwards	540,041	5%	27,002
Allowance for doubtful accounts	17,907	39%	6,984
Tax depreciation in excess of book depreciation	(5,428)	39%	(2,117)
Net deferred tax assets before valuation allowance			119,275
Valuation allowance			(2,175)
Net deferred tax assets			$ 117,100

The Company has net operating loss carryforwards available for use in certain states to offset future income taxes in those states. If not used, the tax benefit from these losses will expire at various times depending on state law. A valuation allowance has been established for states with loss carryforwards that are not expected to be utilized in the future.

6. LINE OF CREDIT ARRANGEMENT

The Company has entered into a revolving line-of-credit agreement with a bank which permits the Company to borrow up to $250,000 at 1% over the bank's prime lending rate. Borrowings under the agreement are unsecured but are guaranteed by the Company's shareholders. The agreement expires on September 30, 2004. There was no balance outstanding at June 30, 2004.

7. OPERATING LEASE COMMITMENTS

The Company has operating lease obligations for office space at two branch offices. The Company anticipates entering into a new lease agreement for their primary office space in Salt Lake City, Utah effective in November 2004 at approximately $5,000 per month. Rent expense of $122,312 was charged to operations during the last fiscal year.

The following is a schedule of future minimum rental payments required by the office lease agreements in effect at June 30, 2004 are as follows:

Year Ending June 30	Total
2005	$ 34,623
2006	17,567
Total minimum payments required	$ 52,190

8. RETIREMENT PLANS

The Company maintains profit sharing and 401(k) retirement plans. All employees who meet certain age and length of service requirements are eligible to participate in the plans. Participants must work a minimum of 1,000 hours per year and become fully vested after six years of service. The plans allow employees to make elective deferrals and provide for discretionary contributions to be determined by the Board of Directors. No profit sharing contribution was charged to operations for the year ended June 30, 2004.

9. RELATED PARTY TRANSACTIONS

a. Officer and director accounts

At June 30, 2004, the amounts due to officers and directors consisted of receivables and payables in security accounts in the amount of $44,337 and $5,346, respectively. Amounts received or paid on these accounts occur in the normal course of business.

b. Subordinated borrowings

Five subordinated loan agreements totaling $600,000 are with officers and directors of the Company (see note 10).

c. Office space

An officer and director of the Company is the majority partner of the entity which owns the building in Salt Lake City, Utah that rents space to the Company on a month to month basis. Rent expense of $88,070 was charged to operations during the fiscal year ended June 30, 2004 for the Salt Lake City office space.

10. SUBORDINATED LOAN AGREEMENTS

The Company has entered into ten subordinated loan agreements totaling $730,000, of which $600,000 is payable to officers and directors of the Company. The agreements have various due dates from August 1, 2004 through July 1, 2005 and provide for interest at 4% to 5% per annum. The Company anticipates that all notes will be extended for additional one year periods, unless circumstances or Company requirements change. The loan principal and interest are subordinated in right of payment to all claims of present and future creditors of the Company.

The subordinated loan agreements have been approved by the National Association of Securities Dealers, Inc. (NASD) and are available for computing net capital under the Securities and Exchange Commission's uniform net capital rule (see note 11). To the extent that the borrowings are required for compliance with the minimum net capital requirements, they may not be repaid.

11. NET CAPITAL REQUIREMENTS

As a broker dealer the Company is subject to the uniform net capital rule adopted and administered by the Securities and Exchange Commission. The rule requires maintenance of minimum net capital and prohibits a broker dealer from engaging in securities transactions at a time when its net capital falls below minimum requirements, as those terms are defined by the rule. Under the alternative method permitted by this rule, net capital shall not be less than 2% of aggregate debit items arising from customer transactions, as defined. Also, the Company has a minimum requirement based upon the number of securities' markets that the Company maintains. At June 30, 2004 the Company's net capital was $1,892,391 which was $1,341,141 in excess of the minimum required.

12. RISK MANAGEMENT

Transactions involving financial instruments involve varying degrees of both market, credit and operating risk. The Company monitors its exposure to risk on a daily basis.

Market Risk

Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates and equity prices. Management is responsible for reviewing trading positions, exposure limits, profits and losses, and trading strategies. In the normal course of business, the Company purchases, and makes markets in non-investment grade securities. These activities expose the Company to a higher degree of market risk than is associated with investing or trading in investment grade instruments.

Operating Risk

Operating risk focuses on the Company's ability to accumulate, process and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls, and losses attributable to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an internal control environment which incorporates various control mechanisms throughout the organization. In addition, the Company periodically monitors its technological needs and makes changes as deemed appropriate.

Credit Risk

The Company's transactions with customers and other broker dealers are recorded on a trade date basis and are collateralized by the underlying securities. The Company's exposure to credit risk associated with nonperformance by customers or contra brokers is impacted by volatile or illiquid trading markets. Should either the customers or other broker dealer fail to perform, the Company may be required to complete the transaction at prevailing market prices. The Company manages credit risk by monitoring net exposure to individual counterparties on a regular basis. Historically, reserve requirements arising from instruments with off-balance-sheet risk have not been material.

Receivables and payables with clearing and other broker dealers are generally collateralized by cash deposits. Additional cash deposits are requested when considered necessary by the clearing organization or contra broker dealer.

Customer transactions are primarily entered in cash accounts. The Company maintains a small number of customer margin accounts. Therefore, the Company's exposure to the credit and market risks associated with margin accounts is limited.

Concentrations of credit risk that arise from financial instruments (whether on and off balance sheet) exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors.

Concentration of Credit Risk

The Company's cash is deposited at one financial institution. Cash accounts at banks are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $100,000. To mitigate the risk for excess deposits, the Company maintains a sweep account. However, at June 30, 2004 the Company has approximately $1.9 million in excess of the FDIC limit.

WILSON-DAVIS & COMPANY, INC.

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED

JUNE 30, 2004

WILSON-DAVIS & COMPANY, INC.
COMPUTATION OF NET CAPITAL
AS OF JUNE 30, 2004

Total stockholders' equity		$ 1,587,938
Deduct: equity not allowable for net capital		--
Add: allowance for doubtful accounts		17,907
Total stockholders' equity qualified for net capital		1,605,845
Liabilities subordinated to claims of general creditors allowable in computation of net capital		730,000
Total capital and allowable subordinated liabilities		2,335,845
Deductions and/or charges:		
Total non-allowable assets from Statement of Financial Condition	254,698	
Aged fails- to-deliver	7,751	
Aged fails-to-receive	700	
Total deductions and/or charges		263,149
Net capital before haircuts on securities positions		2,072,696
Haircuts on securities:		
Trading and investment securities:		
Stocks and warrants	180,303	
Money market funds	2	
Undue concentration	--	
Total haircuts		180,305
Net capital		$ 1,892,391

See reconciliation to respondent's unaudited computation on page 15.

WILSON-DAVIS & COMPANY, INC.
RECONCILIATION OF NET CAPITAL COMPUTATION
JUNE 30, 2004

Net capital per respondent's unaudited computation	$ 1,938,742
Net adjustments to stockholders' equity	(182,073)
Decrease in non-allowable assets	148,612
(Increase) in aged fails to deliver and receive	(4,771)
(Increase) in haircuts on trading securities	(8,119)
Net capital per audit	$ 1,892,391

WILSON-DAVIS & COMPANY, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
AS OF JUNE 30, 2004

CREDIT BALANCES

Free credit balances and other credit balances in customers' security accounts	$ 1,114,829	
Customers' securities failed to receive	14,642	
Credit balances in firm accounts which are attributable to principal sales to customers	31,432	
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	26,396	
TOTAL CREDITS		$ 1,187,299

DEBIT BALANCES

Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$ 189,072	
Failed to deliver of customers' securities not older than 30 calendar days	966,782	
Aggregate debit items		$ 1,155,854
Less 3% (for alternative method only – see Rule 15c3-1 (f)(5)(i)		$ (34,676)
TOTAL DEBITS		$ 1,121,178

RESERVE COMPUTATION

Excess of total debits over total credits	$
Excess of total credits over total debits	$ 66,121
Amount held on deposit in "Reserve Bank Account(s)", at end of reporting period	$ 1,000
Amount of deposit (or withdrawal)	$ 200,000
New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal	$ 201,000
Date of deposit (or withdrawal)	7/1/04

See reconciliation to respondent's unaudited computation on page 17.

WILSON-DAVIS & COMPANY, INC.
RECONCILIATION OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
JUNE 30, 2004

	Debits	Credits
Totals per respondent's unaudited computation	$ 1,085,031	$ 1,166,345
Increase in unconfirmed securities at transfer in excess of 40 days	--	26,396
(Decrease) in principal shorts to customers	--	(14,801)
Increase in customer accounts	6,215	5,816
Increase in customer securities failed to deliver/receive	31,051	3,543
(Increase) in 3% of debit items (alternative method)	(1,119)	--
Totals per audit	$ 1,121,178	$ 1,187,299

Note: The Company computes the determination of reserve requirements under rule 15c3-3 on a settlement date basis.

WILSON-DAVIS & COMPANY, INC.
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF JUNE 30, 2004

State the market valuation and the number of items of:

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ 26,396*
Number of items	3*

The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3. Yes__X__ No_____

* No items were subsequently reduced to possession or control.

Sorensen, Vance & Company, P.C.

Certified Public Accountants

A Professional Corporation

3115 East Lion Lane, Suite 220
Salt Lake City, Utah 84121
Telephone (801) 733-5055
Fax (801) 733-6783

Member of Public Company
Accounting Oversight Board

Officer/Shareholders:
Don L. Sorensen
Gary L. Vance
Jeffrey B. Gyllenskog

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Wilson-Davis & Company, Inc.

In planning and performing our audit of the financial statements of Wilson-Davis & Company, Inc. (the Company), for the year ended June 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. (NASD), and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spicer, Vance & Company, P.C.

August 25, 2004